Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the Third Quarter 2012

Amsterdam, The Netherlands; October 11, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following transactions during the third quarter 2012:

•                  Signed new lease agreements for six aircraft,

•                  Delivered eight aircraft under contracted lease agreements,

•                  Purchased four new aircraft,

•                  Closed the sale of five aircraft, and

•                  Signed financing transactions for $210 million.

	Third Quarter 2012			Year to Date 2012
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Contracts	6	—	6	35	—	35
Letters of Intent	3	—	3	3	—	3
Deliveries
Closed	8	—	8	25	—	25
Purchases
Closed	4	—	4	14	—	14
Contract Signed, to be Delivered	—	—	—	5	—	5
Letters of Intent	2	—	2	2	—	2
Sales
Aircraft - Closed	2	3	5	7	8	15
Aircraft - Contract Signed, to be Delivered	1	—	1	2	—	2
Letters of Intent	—	7	7	—	7	7

Lease Activities: Contracts Signed for Six Aircraft – Eight Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for six aircraft in the third quarter 2012:

•                  Three new Boeing 737-800s for American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),

•                  One Airbus A319 for TAME (Ecuador),

•                  One Airbus A320 for Ural Airlines (Russia), and

•                  One Boeing 737-800 for Sriwijaya Air (Indonesia).

The average term of lease agreements and letters of intent for new aircraft signed during the past 12 months was 139 months. The average term of lease agreements and letters of intent for used aircraft in that period was 65 months.

Deliveries

AerCap completed eight aircraft deliveries under contracted lease agreements in the third quarter:

•                  Three new Boeing 737-800s to American Airlines as part of the American Airlines sale and leaseback arrangement (U.S.A.),

•                  Two Airbus A320s to Livingston (Italy),

•                  One Airbus A319 to TAME (Ecuador),

•                  One Airbus A320 to Yamal Airlines (Russia), and

•                  One Airbus A321 to Nordwind (Russia).

Purchase Activities: Purchases Closed for Four Aircraft

AerCap purchased three new Boeing 737-800s and one new Airbus A330-300 during the third quarter. AerCap also signed letters of intent for the purchase of two Boeing 737-800s.

Sales Activities: Five Aircraft Sold

During the third quarter, AerCap closed sales transactions for one Airbus A320 and one Airbus A330-300 from its owned portfolio. AerCap also sold two Boeing 737-400s and one Airbus A320 from its managed portfolio. In addition to the completed sales transactions, AerCap executed an agreement for the sale of one Boeing 737-300 and signed a letter of intent for the sale of three Boeing 737-300s, three 737-400s and one 767-300ER from its managed portfolio.

Debt Facilities: $210 Million Completed During the Third Quarter - Total of $860 Million Year-To-Date

In the third quarter, AerCap closed financing transactions for approximately $210 million. The total amount of financing transactions completed by AerCap in the year to date is $860 million.

Portfolio Summary

As of September 30, 2012, AerCap’s portfolio consisted of 337 aircraft that were either owned, on order, under contract, letter of intent or purchase option, or managed.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com